

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	6 May, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	2 pages (including cover sheet)



BURNS PHILP ANNOUNCES CESSATION OF PRODUCTION AT MACKAY, TOOWOOMBA AND MOE BAKERIES

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

6 May 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates,

Burns Philp Announces Cessation of Production at Mackay, Toowoomba and Moe Bakeries

The Company announces that three bakeries from Goodman Fielder's Baking operations will be ceasing production by 30 May 2003.

The bakeries to cease production are: Mackay and Toowoomba Bakeries in Queensland, and Moe Bakery in Victoria.

As with the previously announced production closures, the Company will retain a sales and distribution presence in each of these regional areas to ensure that there is no impact on supply to customers and consumers.

The announcement of Goodman Fielder Bakery closures from 23 April to today represents the completion of Phase 1 of the Baking Manufacturing Review.

Yours sincerely



HELEN GOLDING
Company Secretary